Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-257768

Prospectus Supplement No. 6

(to Prospectus dated July 15, 2021)

23andMe Holding Co.

280,940,853 Shares of Class A Common Stock

467,670 Shares of Class A Common Stock

Up to 25,065,665 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 8,113,999 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 15, 2021 (the “Prospectus”), related to: (1) to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Holders”) of up to: (i) 280,940,853 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) 8,113,999 warrants to purchase shares of Class A Common Stock originally issued in a private placement and (2) the issuance by us of up to (i) 25,065,665 shares of Class A Common Stock that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share and (ii) 467,670 shares of Class A Common Stock reserved for issuance upon the exercise of outstanding options, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 22, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and public warrants are listed on The Nasdaq Global Select Market (“Nasdaq”), under the symbols “ME” and “MEUSW,” respectively. On November 19, 2021, the closing price of a share of Class A Common Stock was $9.97 and the closing price for our public warrants was $2.49.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our Class A Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 22, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2021

23andMe Holding Co.

(Exact name of registrant as specified in its charter)

Delaware	001-39587	87-1240344
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

223 N. Mathilda Avenue

Sunnyvale, California 94086

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 938-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	ME	The Nasdaq Global Select Market
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock	MEUSW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On November 22, 2021, 23andMe Holding Co. (“23andMe”) issued a press release announcing the redemption of all of its outstanding warrants to purchase shares of 23andMe’s Class A common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated October 1, 2020, by and between 23andMe and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

A copy of the Notice of Redemption delivered by 23andMe is attached hereto as Exhibit 99.2 and is incorporated by reference.

Neither this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of 23andMe’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	23andMe Holding Co. Press Release, dated November 22, 2021

99.2	Notice of Redemption dated November 22, 2021

104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

23ANDME HOLDING CO.

By:	/s/ Steven Schoch
Name:	Steven Schoch
Title:	Chief Financial and Accounting Officer

Dated: November 22, 2021

Exhibit 99.1

23andMe Announces Redemption of All Outstanding Warrants

SUNNYVALE, Calif., November 22, 2021 — 23andMe Holding Co. (Nasdaq: ME) (“23andMe”), a leading consumer genetics and research company, today announced that it will redeem all of its outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock of 23andMe that were issued under the Warrant Agreement, dated October 1, 2020 (the “Warrant Agreement”), by and between 23andMe and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), as part of the units sold in the initial public offering (the “IPO”) of 23andMe, which was formerly known as VG Acquisition Corp., and that remain outstanding at 5:00 p.m. New York City time on December 22, 2021 (the “Redemption Date”) for a redemption price of $0.10 per Public Warrant. In addition, 23andMe will redeem all of its outstanding warrants to purchase Class A common stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Under the terms of the Warrant Agreement, 23andMe is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last sales price (the “Reference Value”) of the Class A common stock equals or exceeds $10.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of 23andMe, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Class A common stock underlying such Warrants. Payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Class A common stock, or (ii) on a “cashless basis,” in which the exercising holder will receive a number of shares of Class A common stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Class A common stock during the ten trading days immediately following the date on which the notice of redemption is sent to holders of Warrants. 23andMe will provide holders of the Warrants with the Redemption Fair Market Value no later than one business day after such ten-trading-day period ends. In no event will the number of shares of Class A common stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Class A common stock per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A common stock, the number of shares that the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

None of 23andMe, its board of directors, or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

23andMe has filed a registration statement on Form S-1 (Registration No. 333-257768) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the offer and sale of the shares of Class A common stock underlying the Warrants under the Securities Act of 1933, as amended, which Registration Statement previously has been declared effective by the SEC.

The SEC maintains an Internet website, www.sec.gov, through which copies of filings that 23andMe makes with the SEC, including the prospectus filed as part of the Registration Statement, are available.

Questions concerning redemption and exercise of the Warrants can be directed to the Warrant Agent at 1 State Street 30th Floor, New York, NY 10004-1561, by telephone at (212) 509-4000 or by email at reorg@continentalstock.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of 23andMe’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About 23andMe

Founded in 2006 and headquartered in Sunnyvale, California, 23andMe is a leading consumer genetics and research company. 23andMe’s mission is to help people access, understand, and benefit from the human genome. 23andMe has pioneered direct access to genetic information as the only company with multiple U.S. Food and Drug Administration authorizations for genetic health risk reports. 23andMe has created the world’s largest crowdsourced platform for genetic research, with 80% of its customers electing to participate. The 23andMe research platform has generated more than 180 publications on the genetic underpinnings of a wide range of diseases, conditions, and traits. The platform also powers the 23andMe therapeutics group, which is currently pursuing drug discovery programs rooted in human genetics across a spectrum of disease areas, including oncology, respiratory, and cardiovascular diseases, in addition to other therapeutic areas. More information is available at www.23andMe.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding expectations regarding the redemption of the Warrants. All statements, other than statements of historical fact, included or incorporated in this press release, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained herein are based on 23andMe’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of 23andMe), or other assumptions that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the redemption of the Warrants, as well as those factors described in the “Risk Factors” section and other sections of 23andMe’s most recent Quarterly Report on Form 10-Q and other current and periodic reports 23andMe files with the SEC from time to time. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Except as required by law, 23andMe does not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Contacts

Investor Relations Contact: investors@23andMe.com

Media Contact: press@23andMe.com

Exhibit 99.2

November 22, 2021

NOTICE OF REDEMPTION OF ALL OUTSTANDING WARRANTS (CUSIP 90138Q 116)

Dear Warrant Holder,

23andMe Holding Co. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on December 22, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Warrants”) to purchase shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) for a redemption price of $0.10 per Warrant (the “Redemption Price”), that were issued under the Warrant Agreement, dated as of October 1, 2020 (the “Warrant Agreement”), by and between by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). The Warrants consist of (i) warrants (the “Public Warrants”) to purchase shares of Class A Common Stock comprising part of the units sold in the Company’s initial public offering (the “IPO”) and (ii) warrants (the “Private Warrants”) to purchase shares of Class A Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if the last sales price (the “Reference Value”) of the Class A Common Stock equals or exceeds $10.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. If the Reference Value equals or exceeds $10.00 per share but is less than $18.00 per share, then the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Class A Common Stock underlying such Warrants. Payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Class A Common Stock (the “Cash Exercise Price”), or (ii) on a “cashless basis,” in which the exercising holder will receive a number of shares of Class A Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to holders of Warrants. The Company will provide holders of the Warrants with the Redemption Fair Market Value no later than one business day after such ten-trading-day period ends. In no event will the number of shares of Class A Common Stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Class A Common Stock per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A Common Stock, the number of shares such holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Public Warrants and the Class A Common Stock are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “MEUSW” and “ME,” respectively. On November 19, 2021, the closing price of the Public Warrants was $2.49 and the closing price of the Class A Common Stock was $9.97. At 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on Nasdaq. The redemption will not affect trading of the Class A Common Stock.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants. Note that the act of exercising is VOLUNTARY, meaning holders must instruct their broker to submit the Warrants for exercise.

The Company is exercising this right to redeem the Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the Reference Value of the Class A Common Stock equals or exceeds $10.00. Pursuant to Section 6.2 of the Warrant Agreement, if the Reference Value equals or exceeds $10.00 per share but is less than $18.00 per share, then the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants.

The closing price of the Class A Common Stock has equaled or exceeded $10.00 per share and less than $18.00 per share on each of 20 trading days within the 30-day trading period ending on November 17, 2021 (which is the third trading day prior to the date of this notice of redemption).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Class A Common Stock. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis,” in which the exercising holder will receive a number of shares of Class A Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value of the Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to holders of Warrants. The Company will provide holders of the Warrants with the Redemption Fair Market Value no later than one business day after such ten-trading-day period ends. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A Common Stock, the number of shares such holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants since the process to exercise is VOLUNTARY.

Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) a fully and properly completed “Election to Exercise” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Warrants being exercised and whether such Warrants are being exercised on a cash or cashless basis, and (2) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

Telephone: (212) 509-4000

Email: reorg@continentalstock.com

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Exercise and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Exercise or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.

For holders of Warrants who hold their warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on December 22, 2021, to deliver the Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Warrant received without the Election to Exercise or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption (at $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus covering the Class A Common Stock issuable upon the exercise of the Warrants is included in a registration statement on Form S-1 (Registration No. 333-257768) filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2021 and declared effective by the SEC on July 15, 2021. The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

*********************************

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,
23ANDME HOLDING CO.
/s/ Anne Wojcicki
Anne Wojcicki
Chief Executive Officer

ANNEX A

Annex A

23andMe Holding Co.

ELECTION TO EXERCISE

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH

☐

The undersigned hereby irrevocably elects to exercise the right to receive _____________ shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of 23andMe Holding Co. (the “Company”) and herewith tenders payment for such shares of Class A Common Stock to the order of the Company in the amount of $____________ in accordance with the terms hereof. The undersigned requests that such shares of Class A Common Stock be issued in a book-entry position to__________________________, whose address is ________________________________________.

☐

The undersigned hereby irrevocably elects to exercise the right through the cashless exercise provisions of the Warrant Agreement, to exercise its Warrant (as defined below) pursuant to a Make-Whole Exercise (as defined in the Warrant Agreement) to receive the number of shares of Class A Common Stock, that this Warrant is exercisable for, as determined in accordance with subsection 3.3.1(d) or Section 6.2 of the Warrant Agreement, as applicable.

The warrants to purchase shares of Class A Common Stock (each, a “Warrant”) have been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement, dated October 1, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Class A Common Stock, except that holders exercising pursuant to the cashless exercise provisions of the Warrant Agreement shall receive less than one share upon exercise, as determined by the Warrant Agreement. Any Warrants that remain unexercised at 5:00 p.m. New York City time on December 22, 2021 will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

[Signature Page Follows]

Date:                 , 2021

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).